November 28, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (630) 875-7433

Mr. Michael L. Scudder
Executive Vice President, Chief Financial Officer,
        and Principal Accounting Officer
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768

Re: First Midwest Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 2, 2006
File No. 0-10967

Dear Mr. Scudder:

        We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        John P. Nolan
        Accounting Branch Chief